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                           April 20, 2023

       Alan Beal
       Chief Executive Officer
       Armed Forces Brewing Company, Inc.
       1001 Bolling Avenue, 406
       Norfolk, VA 23508

                                                        Re: Armed Forces
Brewing Company, Inc.
                                                            Offering Statement
on Form 1-A
                                                            Filed April 17,
2023
                                                            File No. 024-12221

       Dear Alan Beal:

              Our initial review of your offering statement indicates that it fails in numerous material respects to comply with the requirements of Regulation A and Form 1-A. More specifically,

                                                  Please include audited
financial statements for the period ended December 31, 2022, and interim financial statements,
as needed. Please refer to Part F/S of Form 1-A.
                                                  Please include a written
consent of the auditor for the audited financial statements. Please refer to Part III, Item 17 of
Form 1-A.

               We will provide more detailed comments relating to your offering statement following our review of a substantive amendment that addresses these deficiencies.

                                                        Please contact Sarah
Sidwell, Staff Attorney at 202-551-4733 with any questions.





                           Sincerely,


                           Division of Corporation Finance

                           Office of Manufacturing
       cc:                                              Kendall A. Almerico